Exhibit 99.1

Brüush Provides Update on NASDAQ Listing and Proposed Merger Transaction

VANCOUVER, BC / October 14, 2024 / Bruush Oral Care Inc. (OTC Markets: BRSHF) (the "Company") today provided an update regarding the suspension of trading of the Company's securities on the Nasdaq Stock Market LLC ("Nasdaq"). The Company's securities continue to be suspended from trading pending the completion of a review by the Nasdaq Listing and Hearing Review Council (the "Listing Council") of the June 26, 2024 decision by the Nasdaq Hearings Panel to delist the Company's securities from Nasdaq due to the Company's failure to comply with the terms of the panel's previous May 14, 2024 decision.

The Company made submissions to the Listing Council on August 15, 2024 and presented a plan of compliance with respect to meeting Nasdaq listing standards. While awaiting the decision of the Listing Council, the Company is working diligently to regain compliance with all of the listing standards and to restore its listing; however, no assurance can be given as to whether the Company will ultimately regain compliance with all of the Nasdaq listing standards and rules.

In connection with the Company's plan of compliance, the board of directors of the Company has also approved a share consolidation of the Company's issued and outstanding common shares on a fifty-to-one (50:1) basis (the "Share Consolidation"). Under the terms of the Share Consolidation, every fifty (50) common shares of the Company's outstanding shares will be consolidated into one (1) common share. The Share Consolidation will reduce the number of outstanding common shares of the Company from 143,970,818 to approximately 2,879,416, subject to rounding for fractional shares. The Share Consolidation is intended to assist the Company in remaining in compliance with Nasdaq's minimum bid requirement and will be subject to approval by the Nasdaq. The Company will provide further updates on the Share Consolidation once available.

Update on Proposed Merger Transaction

The Company also announces that it has delivered a notice of termination to Arrive Technology Inc. ("Arrive AI") to terminate the agreement and plan of merger transaction between the parties, and the Company intends to pursue other opportunities.

SAFE HARBOR FORWARD-LOOKING STATEMENTS

This press release of Bruush Oral Care Inc. contains "forward-looking statements". Words such as "may", "will", "could", "should", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its vision, its strategy, and its products. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements, including statements regarding the timing and expectations of the Company for regaining compliance with the NASDAQ listing standards. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.